SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. announces consolidated nine month period (‘9M14’) and third quarter (‘3Q14’) results for fiscal year 2014

FOR IMMEDIATE RELEASE

Market Cap P$60.7 billion

November 3rd, 2014

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated nine month period (‘9M14’) and third

quarter (‘3Q14’) results for fiscal year 2014*

•	Consolidated Revenues amounted to P$24,183 million (+22.0% vs. 9M13); Fixed Data +54.3% vs. 9M13; Fixed Internet +28.4% vs. 9M13; and Mobile business in Argentina +21.0% vs. 9M13.

•	Mobile subscribers in Argentina: 19.8 million in 9M14.

•	Mobile Value Added Services in Argentina (Internet and Data): +17.4% vs. 9M13; 60.2% of Service Revenues.

•	Mobile ARPU in Argentina reached P$71.7 per month in 9M14 (+8.5% vs. 9M13).

•	ADSL ARPU increased to P$148.1 per month in 9M14 (+22.0% vs. 9M13); monthly churn reached 1.3% in 9M14.

•	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$20,380 million (+22.8% vs. 9M13); Costs of handsets sold +43.8%, Employee benefits expenses +33.6%, Fees for services, maintenance and materials +32.2% vs. 9M13.

•	Operating Income Before Depreciation and Amortization reached P$6,186 million (+11.4% vs. 9M13), 25.6% of Consolidated Revenues.

•	Net Income amounted to P$2,684 million (+13.7% vs. 9M13). Net Income attributable to Telecom Argentina amounted to P$2,644 million (+13.8% vs. 9M13). Net Income in 9M13 includes $172 million charge related to disposal of PP&E. Excluding that effect, Net Income in 9M14 would have increased +6% YoY.

•	Capex increased to P$3,819 million in 9M14 (+31.9% vs. 9M13), 15.8% of Consolidated Revenues.

•	Net Cash Position: P$3,526 million, a decrease of P$2,158 million vs. 9M13, after Telecom Argentina´s cash dividend of P$1,000 million paid in December, 2013 and P$1,202 million paid in 2014, and higher payments to suppliers and taxes.

	As of September, 30
(in million P$, except where noted)	2014	2013	Δ $	Δ %
Consolidated Revenues	24,183	19,827	4,356	22.0%
Mobile Services	17,941	14,713	3,228	21.9%
Fixed Services	6,242	5,114	1,128	22.1%
Operating Income before D&A	6,186	5,554	632	11.4%
Operating Income	3,843	3,263	580	17.8%
Net Income attributable to Telecom Argentina	2,644	2,324	320	13.8%
Shareholders’ equity attributable to Telecom Argentina	13,378	12,027	1,351	11.2%
Net Financial Position - Cash	3,526	5,684	(2,158)	-38.0%
CAPEX	3,819	2,896	923	31.9%
Fixed lines in service (in thousand lines)	4,106	4,124	(18)	-0.4%
Mobile customers (in thousand)	22,192	22,262	(70)	-0.3%
Personal (Argentina)	19,767	19,855	(88)	-0.4%
Núcleo (Paraguay) -including Wimax customers-	2,425	2,407	18	0.8%
Broadband accesses (in thousand)	1,750	1,669	81	4.9%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	56.5	51.8	4.7	9.1%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	71.7	66.1	5.6	8.5%
Average Revenue per user (ARPU) ADSL (in P$)	148.1	121.4	26.7	22.0%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, November 3, 2014 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$2,684 million for the nine-month period ended September 30, 2014, or +13.7% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$2,644 million (+13.8% vs. 9M13).

	9M14	9M13	Δ $	Δ%
Consolidated Revenues (MMP$)	24,183	19,827	4,356	22.0%
Net Income attributable to Telecom (MMP$)	2,644	2,324	320	13.8%
Earnings attributable to Telecom per Share (P$)	2.7	2.4	0.3
Earnings attributable to Telecom per ADR (P$)	13.6	11.8	1.8
Operating Income before D&A *	25.6%	28.0%
Operating Income *	15.9%	16.5%
Net Income*	11.1%	11.9%

*	As a percentage of Consolidated Revenues

Note: As of 9M14, the average of ordinary shares outstanding amounted to 969,159,605 and 981,858,007 as of 9M13.

During 9M14, Consolidated Revenues increased by 22.0% to P$24,183 million (+P$4,356 million vs. 9M13), mainly fueled by the Fixed Data, Broadband businesses and Mobile Services. Moreover, Operating Income reached P$3,843 million (+P$580 million or 17.8% vs. 9M13).

Consolidated Operating Revenues

Mobile Services

During 9M14 clients amounted to 22.2 million as of the end of September 30, 2014 vs. 22.3 million as of September 30, 2013.

Third parties Revenues amounted to P$17,941 million (+21.9% vs. 9M13) thanks to usage stimulation of value added services (‘VAS’) and to innovative commercial offers suitable to the needs of clients.

Telecom Personal in Argentina

As of September 30, 2014, Personal reached 19.8 million subscribers in Argentina vs. 19.9 million in 9M13, where postpaid clients represented 32% of the subscriber base.

In 9M14, third parties Revenues reached P$16,787 million (+P$2,916 million or +21.0% vs. 9M13) while Service Revenues (excluding equipment sales) amounted to P$13,272 million (+12.8% vs. 9M13), with 60.2% corresponding to VAS revenues (vs. 57.9% in 9M13). VAS revenues amounted to P$7,986 million (+17.4% vs. 9M13). Moreover, equipment sales increased by 66.7% vs. 9M13, reaching P$3,515 million.

During 9M14 the Average Monthly Revenue per User (‘ARPU’) reached P$71.7 (+8.5% vs. 9M13) due to the increase in VAS consumption. Moreover, SMS traffic decreased due to clients’ preference for plans and packs with VAS content offered by Personal.

During 3Q14, Personal launched ‘Personal Play’ unifying its entertainment proposal in one VAS communication platform that includes music, video and gaming. Moreover, in order to enhance clients’ access to music by streaming, Personal performed an exclusive alliance

2	www.telecom.com.ar

with Spotify, the first in Latam, with special promotions in local currency, as well as the possibility to access Spotify Premium through the mobile billing without requiring an international credit card. Going forward, in order to enrich the VAS offer, Personal launched a kids App, ‘Personal Kids’ with educative and entertainment content.

In addition, Personal continued promoting the ‘Superchip’ offer with special benefits on credit recharges, extending the double and triple recharges, allowing off net calls with the extra credit given.

Furthermore, Personal is strategically positioned in the corporate segment by incorporating new and flexible offers and quality improvements by introducing a new model that provides support to clients.

Finally, with the aim of improving customers’ digital experience, Personal renewed its website as an integrated center for customer support and transactions, boosting the e-commerce channel with promotions on tablets and handsets with convenient financing terms.

Telecom Personal in Paraguay (‘Núcleo’)

As of September 30, 2014, Nucleo’s subscriber base reached 2.4 million clients (+0.8% vs. 9M13). Prepaid and postpaid customers represented 80% and 20%, respectively.

Nucleo generated revenues from third parties equivalent to P$1,154 million during 9M14 (+37.1% vs. 9M13). VAS revenues amounted to P$569 million (+33.3% vs. 9M13) representing 51.8% of 9M14 service revenues (vs. 54.3% in 9M13). Moreover, the level of mobile ARPU reached Gs.27.4 thousand in 9M14 (equivalent to P$48.5).

Fixed Services (Voice, Data & Internet)

During 9M14 revenues generated by fixed services amounted to P$6,242 million, +22.1% vs. 9M13; with Data revenues (+54.3% vs. 9M13) and Internet (+28.4% vs. 9M13) growing the most in the segment.

Voice

Total revenues for this service reached P$2,790 million in 9M14 (+9.5% vs. 9M13). A portion of this line of business (mainly monthly charge and measured services), continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$1,131 million, an increase of P$102 million or +9.9% vs. 9M13 mainly due to the higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$895 million, an increase of P$62 million or +7.4% vs. 9M13 due to higher revenues in non-regulated supplementary services. The customer base remained stable at 4.1 million lines in service.

3	www.telecom.com.ar

As a result of these increases, the average monthly revenue billed to user (ARBU) reached P$56.5 in 9M14, +9.1% vs. 9M13.

Fixed and mobile interconnection revenues reached P$453 million (+12.1% vs. 9M13). Meanwhile, other revenues totaled P$311 million (+9.9% vs. 9M13).

Data and Internet

Data revenues amounted to P$1,063 million (+P$374 million or +54.3% vs. 9M13), strengthening the position of Telecom as an integrated ICT provider.

During 3Q14, Telecom continue to incorporate products and value added services as a complement to the portfolio of services that are offered to customers, such as the ‘Nube Argentina de Telecom’ and the state-of-the-art datacenter services.

Revenues related to Internet totaled P$2,345 million (+P$518 million or +28.4% vs. 9M13), mainly due to a commercial offer with higher speeds, where 10Mb was the most demanded offer and to the increase of the customer base, with 24 thousand net adds in 3Q14. This was made available thanks to the significant investments in the access network using FTTx technology executed in the past that allows to take fiber optic connections to the closest point to the client.

As of September 30, 2014, Telecom reached 1.8 million ADSL accesses (+4.9% vs. 9M13). These connections represented 42.6% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$148.1 in 9M14, +22.0% when compared to 9M13 and the monthly churn rate reduced to 1.3% in 9M14 vs. 1.5% in 9M13.

During 3Q14, Telecom continued to drive a strategy based on bundling, that combines high speed Internet navigation, through Arnet, with local calls to fixed and mobile numbers. Furthermore, Arnet strengthened the ultra broadband offer, providing up to 30 Mb speed for those clients with technical availability.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$20,380 million in 9M14, an increase of P$3,790 million, or +22.8% vs. 9M13 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a gain of P$11 million in 9M14). This increase is a consequence of higher labor costs, higher fees for services, maintenance and materials and supplies and higher costs of more sophisticated handsets.

The cost breakdown is as follows:
• Employee benefit expenses and severance payments totaled P$4,002 million (+33.6% vs. 9M13), mainly affected by increases in salaries to unionized employees due to the new collective bargaining agreement set at the beginning of 3Q14 as well as increases in salaries to the non-unionized workforce, together with the social security contributions associated to such concepts. Total employees at the end of the period totaled 16,540.

4	www.telecom.com.ar

•	Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,536 million, +10.8% vs. 9M13. This increase resulted from higher costs related to the lease of circuits and international outbound calls associated to the dollar revaluation, partially compensated by lower charges for roaming.

•	Fees for services, maintenance and materials and supplies amounted to P$2,482 million (+32.2% vs. 9M13), mainly due to increases in technical maintenance, higher licenses of systems partially associated to the effect of a higher FX rate and fees for services, mainly due to higher costs recognized to suppliers in both the fixed and mobile businesses.

•	Taxes and fees with regulatory authorities reached P$2,399 million (+22.8% vs. 9M13), impacted mainly by higher revenues, a higher incidence due to an increase on the average rate of the turnover taxes, higher bank debit and credit taxes partially related to the dividend payment, as well as higher municipal taxes.

•	Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$1,787 million (+11.2% vs. 9M13), mainly due to the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in more sophisticated equipment sales. Agent commissions capitalized as SAC amounted to P$634 million (+72.8% vs. 9M13).

•	Cost of handsets sold totaled P$3,119 million (+43.8% vs. 9M13), due to an increase in the participation of high-end handsets, that resulted in higher unit prices, also impacted by a higher FX rate. This was partially compensated by a lower number of handsets sold. Deferred costs from SAC amounted to P$83 million (-62.8% vs. 9M13). The lower deferred costs were derived from the reduction in handset subsidies given to clients.

•	Advertising amounted to P$512 million (+13.3% vs. 9M13), mainly due to slightly higher commercial expenses and campaigns in comparison to 9M13.

•	Depreciation and Amortization reached P$2,354 million (+10.5% vs. 9M13). PP&E depreciation amounted to P$1,740 million (+20.2% vs. 9M13); Amortization of SAC and service connection costs totaled P$596 million (-10.4% vs. 9M13); and other intangible assets reached P$18 million, same level when compared to 9M13.

•	Other Costs totaled P$2,200 million (+18.4% vs. 9M13). This increase was mainly due to VAS costs that totaled P$679 million (+35.0% vs. 9M13), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$327 million (+48.0% vs. 9M13) representing 1.6% of consolidated costs and 1.4% of consolidated revenues. Meanwhile, charges related to lawsuits and other contingencies amounted to P$102 million in 9M14 (-54.7% vs. 9M13) related to adjustments in charges related to provisions arise from regulatory matters.

Consolidated Financial Results

Net Financial results amounted P$230 million, a decrease of P$147 million or -39.0% vs. 9M13. This was mainly due to gains in net financial interest of P$231 million in 9M14
(-P$197 million vs. 9M13) and losses for FX results of P$205 million in 9M14 (vs. a loss of P$131 million in 9M13). Meanwhile gains on Mutual Funds amounted to P$113 million (+P$67 million vs. 9M13) and results on NDF generated a loss of P$20 million in 9M14 (vs. a gain of P$14 million in 9M13).

in million of AR$		9M13		9M14
Net Interests		$428		$231
Gains on Mutual Funds		$46		$113
FX results	-	$131	-	$205
Results on NDF		$14	-	$20
Others		$20		$111

Total		$377		$230

5	www.telecom.com.ar

Consolidated Net Financial Position

As of September 30, 2014, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$3,526 million in cash, a decrease of P$2,158 million when compared to the Net Financial Position as of September 30, 2013, after the cash dividend of Telecom Argentina that corresponded to fiscal year 2012 of P$1,000 million paid in 4Q13 and the cash dividend payment of P$1,202 million paid in two equal installments in June and in September 2014 that corresponded to the previous fiscal year, and also because of higher payments to suppliers and taxes.

Capital Expenditures

During 9M14, the Company invested P$3,819 million (+31.9% vs. 9M13). Of this amount, P$1,542 million were allocated to Fixed Services and P$2,277 million to Mobile services. In relative terms, Capex reached 15.8% of consolidated revenues vs. 14.6% in 9M13.

The main capital expenditures in the fixed business were associated to the transport upgrade both in the backbone and in the deployment of fiber optic and the backhauling. These actions were taken in order to offer higher internet speeds, and thus improve the navigation experience in Internet.

In the mobile business, the deployment of 3G coverage continued, to face the incremental demand of data traffic together with innovative VAS services. It is expected to continue increasing the capacity and capillarity of the 3G network to optimize the use of the existing spectrum.

Relevant Matters

Cash Dividend Distribution

The General Ordinary Shareholders’ Meeting of Telecom Argentina, in its meeting held on April 29th, 2014 adjourned to May 21st, 2014, resolved in the second part of deliberations to approve a cash dividend payment for the fiscal year ended on December, 31, 2013 for a total amount of P$1,201,757,911. Moreover, it resolved that this cash dividend distribution should be paid in two equal installments of P$600,878,955.50 each. The first installment was paid on June 10th, 2014 and the second on September 22nd, 2014.

The amount distributed was equivalent to approximately P$0.62 per share outstanding and approximately P$3.10 per ADR, before the deductions and retentions, if applicable, of the Personal Asset Tax and Income Tax, respectively.

6	www.telecom.com.ar

Other Matters

Spectrum Auction

On October 7th, 2014, the Argentine Secretary of Communications (SC) issued Resolution N° 65/14 where established that companies: TELEFÓNICA MÓVILES ARGENTINA S.A., TELECOM PERSONAL S.A., ARLINK S.A. y AMX ARGENTINA S.A. prequalified for the Auction for bands of the Personal Communications Services (PCS), the Mobile Cellular Radiocommunication Services (SRMC), as well as the spectrum for the Advanced Mobile Communications Services (SCMA). These bands correspond to the remaining spectrum in 850 MHz and 1,900 MHz, the bands 698-806 MHz, and 90 MHz in 1,710-1,770 / 2,110–2,170 MHz for SCMA, leaving out of this auction 30 MHz in 1,755-1,770 and 2,155-2,170 spectrum for future usage, while maintaining the cap of 50 MHz for SRMC and PCS, and 60 MHz for SCMA.

In this respect, we inform you that on October 31, 2014 the Tender Offer related to the Spectrum Auction took place with the participation of the four (4) prequalified companies: Telecom Personal S.A., Telefónica Móviles Argentina S.A., Arlink S.A., and AMX Argentina S.A.

For the following Lots, as defined in Annex I of the List of Conditions of the Auction (the “List of Conditions”), Telecom Personal submitted winning economic offers during the auction rounds:

i) For the SRMC service, in Lot N° 2 (Band: 830.25-834 / 875.25-879);

ii) For the PCS service, in Lot N° 5 (Band: 1890-1892.5 / 1970-1972.5) and in Lot N° 6 (Band: 1862.5-1867.5 / 1942.5-1947.5);

iii) For the SCMA service, in Lot N° 8 (Band: 1730-1745 / 2130-2145 and Band: 713-723 / 768-778).

For the acquisition of these Frequency Bands, the Company has committed in the Auction the total consideration of the equivalent of U$S 658 million (currency of offer), amount that reveals a strong commitment of the Telecom Group with the country, its customers and employees.

Telecom Italia – Fintech transaction

On November 14th, 2013, Telecom Italia S.p.A. and Telecom Italia International N.V. (the “Sellers”), as well as Tierra Argentea S.A. (“Tierra Argentea”), a company controlled by the sellers, have accepted the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in Telecom Argentina, held by the Sellers, through its subsidiaries Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Tierra Argentea. On December, 10th, 2013, Tierra Argentea formalized the transfer to the Fintech Group of the Class B Shares of Telecom Argentina, representative of 1.58% of the capital stock of Telecom Argentina and Nortel’s ADRs representative of 8% of total Prefer B Shares.

On October 25th, 2014 Telecom Italia S.p.A. accepted an offer from the Fintech Group to amend and restate the original existing agreement, signed on November 14th, 2013. Under the amended agreement: 1) On October 29th, 2014 the sale to Fintech of the 17%

7	www.telecom.com.ar

minority interest held by Telecom Italia N.V. International in Sofora has taken place; 2) the sale of the 51% controlling interest in Sofora is conditional upon obtaining regulatory approval by the Argentine Secretary of Communications and will not occur until after such approval is obtained. That sale is expected to occur within the next two and a half years.

The majority of Sofora’s Board of Directors will continue to be appointed by Telecom Italia Group until receipt of Argentine regulatory approval and closing of the sale of Telecom Italia’s 51% controlling interest in Sofora. No material change in the corporate governance of Sofora and its subsidiaries is foreseen.

As of today, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), to Telecom Italia International N.V. (18.5%), to W de Argentina – Inversiones S.L. (32%) and to Fintech Telecom LLC (17%). The economic rights of Telecom Italia Group amounted to 19.3 % as of September, 30, 2014 and 14.5% as of today.

*********

8	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2014, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Gustavo Tewel	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2014

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	09/30/14	12/31/13	Δ $	Δ %
Cash and cash equivalents	2,408	5,224	(2,816)	-53.9%
Investments	352	123	229	186.2%
Trade receivables	3,715	2,986	729	24.4%
Other Receivables	1,774	1,418	356	25.1%
Total current assets	8,249	9,751	(1,502)	-15.4%
Financial Investments	1,058	242	816	—
Trade receivables	15	21	(6)	-28.6%
Property, plant and equipment	13,114	11,226	1,888	16.8%
Intangible assets	1,703	1,519	184	12.1%
Other Receivables	533	371	162	43.7%
Total non-current assets	16,423	13,379	3,044	22.8%
Total Assets	24,672	23,130	1,542	6.7%
Trade payables	5,852	6,130	(278)	-4.5%
Deferred revenues	477	423	54	12.8%
Financial debt	32	15	17	113.3%
Salaries and social security payables	843	741	102	13.8%
Income tax payables	715	801	(86)	-10.7%
Other taxes payables	668	667	1	0.1%
Dividend Payable	26	—	26	—
Other liabilities	47	49	(2)	-4.1%
Provisions	169	224	(55)	-24.6%
Total current liabilities	8,829	9,050	(221)	-2.4%
Trade payables	—	1	(1)	-100.0%
Deferred revenues	448	453	(5)	-1.1%
Financial debt	260	220	40	18.2%
Salaries and social security payables	151	118	33	28.0%
Deferred income tax liabilities	—	126	(126)	-100.0%
Income tax payables	9	10	(1)	-10.0%
Other liabilities	89	68	21	30.9%
Provisions	1,172	1,033	139	13.5%
Total non-current liabilities	2,129	2,029	100	4.9%
TOTAL LIABILITIES	10,958	11,079	(121)	-1.1%

Equity attributable to Telecom Argentina (Controlling Company)	13,378	11,783	1,595	13.5%
Non-controlling interest	336	268	68	25.4%
TOTAL EQUITY	13,714	12,051	1,663	13.8%
TOTAL LIABILITIES AND EQUITY	24,672	23,130	1,542	6.7%

2-	Consolidated Loans

	09/30/14	12/31/13	Δ$	Δ%
Banks loans	30	10	20	200.0%
Accrued interest	2	5	(3)	-60.0%
Total Current Loans	32	15	17	113.3%
Banks loans	260	220	40	18.2%
Total Non Current Loans	260	220	40	18.2%
Total Loans	292	235	57	24.3%

Cash and cash equivalents, and Financial Investments	3,818	5,589	(1,771)	-31.7%
Net Financial Position- Cash	3,526	5,354	(1,828)	-34.1%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2014

(In million of Argentine pesos)

3-	Consolidated Income Statements

	09/30/14	12/31/13	Δ $	Δ %
Revenues	24,183	19,827	4,356	22.0%
Other income	40	26	14	53.8%
Total Revenues & Other Income	24,223	19,853	4,370	22.0%
Consolidated Operating Costs	(20,380)	(16,590)	(3,790)	22.8%
Operating income	3,843	3,263	580	17.8%
Finance results, net	230	377	(147)	-39.0%
Net income before income tax expense	4,073	3,640	433	11.9%
Income tax expense	(1,389)	(1,279)	(110)	8.6%
Net income	2,684	2,361	323	13.7%

Attributable to:
Telecom Argentina (Controlling Company)	2,644	2,324	320	13.8%
Non-controlling interest	40	37	3	8.1%

Operating income before D&A	6,186	5,554	632	11.4%
As % of Revenues	25.6%	28.0%

Finance Income and Expenses	09/30/14	12/31/13	Δ $	Δ %
Finance Income
Interest on time deposits	274	429	(155)	-36.1%
Gains on other investments (notes and bonds)	111	23	88	—
Gains on Mutual Funds	113	46	67	145.7%
Interest on receivables	119	90	29	32.2%
Foreign currency exchange gains	647	249	398	159.8%
Gain on NDF	42	14	28	200.0%
Others	3	8	(5)	-62.5%
Total finance income	1,309	859	450	52.4%
Finance expenses
Interest on financial debt	(20)	(12)	(8)	66.7%
Interest on salaries and social security, other taxes ana accounts payable	(31)	(13)	(18)	138.5%
Interest on provisions	(111)	(69)	(42)	60.9%
Present value effect of salaries and social security and other taxes payables and other liabilities	(3)	(7)	4	-57.1%
Foreign currency exchange losses	(852)	(380)	(472)	124.2%
Losses on NDF	(62)	—	(62)	—
Others	—	(1)	1	-100.0%
Total finance expenses	(1,079)	(482)	(597)	123.9%

	230	377	(147)	-39.0%

4-	Consolidated Income Statements

Three Months Comparison

	09/30/14	09/30/13	Δ $	Δ %
Revenues	8,598	7,114	1,484	20.9%
Other income	10	13	(3)	-23.1%
Total Revenues & Other Income	8,608	7,127	1,481	20.8%
Consolidated Operating Costs	(7,383)	(5,924)	(1,459)	24.6%
Operating income	1,225	1,203	22	1.8%
Finance results, net	76	163	(87)	-53.4%
Net income before income tax expense	1,301	1,366	(65)	-4.8%
Income tax expense	(453)	(480)	27	-5.6%
Net income	848	886	(38)	-4.3%

Attributable to:
Telecom Argentina (Controlling Company)	839	870	(31)	-3.6%
Non-controlling interest	9	16	(7)	-43.8%

Operating income before D&A	2,067	1,930	137	7.1%
As % of Revenues	24.0%	27.1%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2014

(In million of Argentine pesos)

5-	Breakdown of the Income Statements

	09/30/14	09/30/13	Δ $	Δ %
REVENUES FROM SERVICES	20,568	17,614	2,954	16.8%
Fixed Services	6,198	5,065	1,133	22.4%
Voice	2,790	2,549	241	9.5%
Retail Voice	2,109	1,969	140	7.1%
Monthly Charges	895	833	62	7.4%
Measured Services	1,131	1,029	102	9.9%
Others	83	107	(24)	-22.4%
Wholesale	681	580	101	17.4%
Interconnection	453	404	49	12.1%
Others	228	176	52	29.5%
Data	1,063	689	374	54.3%
Internet	2,345	1,827	518	28.4%

Mobiles Services	14,370	12,549	1,821	14.5%
Telecom Personal	13,272	11,762	1,510	12.8%
Voice	5,286	4,957	329	6.6%
Retail Voice	3,830	3,538	292	8.3%
Monthly Charges	2,172	1,741	431	24.8%
Measured Services	1,220	1,499	(279)	-18.6%
Roaming	215	165	50	30.3%
Others	223	133	90	67.7%
Wholesale	1,456	1,419	37	2.6%
Interconnection (CPP and TLRD)	1,196	1,194	2	0.2%
Roaming	229	204	25	12.3%
Others	31	21	10	47.6%
Data	5,692	5,333	359	6.7%
Internet	2,294	1,472	822	55.8%

Núcleo	1,098	787	311	39.5%
Voice	529	360	169	46.9%
Retail Voice	435	273	162	59.3%
Monthly Charges	191	94	97	103.2%
Measured Services	229	172	57	33.1%
Roaming	7	5	2	40.0%
Others	8	2	6	—
Wholesale	94	87	7	8.0%
Interconnection (CPP and TLRD)	91	57	34	59.6%
Roaming	3	30	(27)	-90.0%
Data	248	234	14	6.0%
Internet	321	193	128	66.3%

REVENUES FROM EQUIPMENT SALES	3,615	2,213	1,402	63.4%
Fixed Services	44	49	(5)	-10.2%
Mobiles Services	3,571	2,164	1,407	65.0%
Equipments (Personal)	3,515	2,109	1,406	66.7%
Equipments (Núcleo)	56	55	1	1.8%
REVENUES	24,183	19,827	4,356	22.0%

OTHER INCOME	40	26	14	53.8%
Fixed	24	18	6	33.3%
Mobile	16	8	8	100.0%
TOTAL REVENUES & OTHER INCOME	24,223	19,853	4,370	22.0%

Note: Reclassifications have been made in the breakdown of 9M13 mobile service revenues as changes were implemented in the allocation criteria of revenues between voice, data, and Internet items of postpaid plans.

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2014

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison

	09/30/14	09/30/13	Δ $	Δ %
REVENUES FROM SERVICES	7,165	6,203	962	15.5%
Fixed Services	2,173	1,760	413	23.5%
Voice	951	876	75	8.6%
Retail Voice	723	672	51	7.6%
Monthly Charges	303	285	18	6.3%
Measured Services	391	352	39	11.1%
Others	29	35	(6)	-17.1%
Wholesale	228	204	24	11.8%
Interconnection	151	143	8	5.6%
Others	77	61	16	26.2%
Data	380	248	132	53.2%
Internet	842	636	206	32.4%

Mobiles Sevices	4,992	4,443	549	12.4%
Telecom Personal	4,599	4,179	420	10.1%
Voice	1,715	1,653	62	3.8%
Retail Voice	1,235	1,200	35	2.9%
Monthly Charges	741	577	164	28.4%
Measured Services	365	538	(173)	-32.2%
Roaming	58	52	6	11.5%
Others	71	33	38	115.2%
Wholesale	480	453	27	6.0%
Interconnection (CPP and TLRD)	402	421	(19)	-4.5%
Roaming	67	23	44	191.3%
Others	11	9	2	22.2%
Data	2,015	1,969	46	2.3%
Internet	869	557	312	56.0%

Núcleo	393	264	129	48.9%
Voice	195	118	77	65.3%
Retail Voice	155	96	59	61.5%
Monthly Charges	66	36	30	83.3%
Measured Services	81	58	23	39.7%
Roaming	2	1	1	100.0%
Others	6	1	5	—
Wholesale	40	22	18	81.8%
Interconnection (CPP and TLRD)	37	19	18	94.7%
Roaming	3	3	—	0.0%
Data	84	77	7	9.1%
Internet	114	69	45	65.2%

REVENUES FROM EQUIPMENT SALES	1,433	911	522	57.3%
Fixed Services	13	19	(6)	-31.6%
Mobiles Sevices	1,420	892	528	59.2%
Equipments (Personal)	1,400	874	526	60.2%
Equipments (Núcleo)	20	18	2	11.1%

REVENUES	8,598	7,114	1,484	20.9%

OTHER INCOME	10	13	(3)	-23.1%
Fixed	7	6	1	16.7%
Mobile	3	7	(4)	-57.1%
TOTAL REVENUES & OTHER INCOME	8,608	7,127	1,481	20.8%

Note: Reclassifications have been made in the breakdown of 3Q13 mobile service revenues as changes were implemented in the allocation criteria of revenues between voice, data, and Internet items of postpaid plans.

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2014

(In million of Argentine pesos)

7-	Consolidated Income Statements

	09/30/14	09/30/13	Δ $	Δ %
Revenues	24,183	19,827	4,356	22.0%
Other income	40	26	14	53.8%
Total Revenues & Other Income	24,223	19,853	4,370	22.0%
Employee benefit expenses and severance payments	(4,002)	(2,996)	(1,006)	33.6%
Interconnection costs and other telecommunication charges	(1,536)	(1,386)	(150)	10.8%
Fees for services, maintenance, materials and supplies	(2,482)	(1,877)	(605)	32.2%
Taxes and fees with the Regulatory Authority	(2,399)	(1,954)	(445)	22.8%
Commissions	(1,787)	(1,607)	(180)	11.2%
Cost of equipments and handsets	(3,119)	(2,169)	(950)	43.8%
Advertising	(512)	(452)	(60)	13.3%
Cost of Value Added Services	(679)	(503)	(176)	35.0%
Provisions	(102)	(225)	123	-54.7%
Bad debt expenses	(327)	(221)	(106)	48.0%
Recovery of restructuring costs	—	8	(8)	—
Other operating expenses	(1,092)	(917)	(175)	19.1%
Subtotal Operating costs	(18,037)	(14,299)	(3,738)	26.1%
Operating income before D&A	6,186	5,554	632	11.4%
D&A	(2,354)	(2,130)	(224)	10.5%
Results on disposal of PP&E and write -down of PP&E	11	(161)	172	-106.8%
Operating income	3,843	3,263	580	17.8%
Finance Income	1,309	859	450	52.4%
Finance Expenses	(1,079)	(482)	(597)	123.9%
Net income before income tax expense	4,073	3,640	433	11.9%
Income tax expense	(1,389)	(1,279)	(110)	8.6%
Net Income	2,684	2,361	323	13.7%

Attributable to:
Telecom Argentina (Controlling Company)	2,644	2,324	320	13.8%
Non-controlling interest	40	37	3	8.1%

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TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter - Fiscal Year 2014

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison

	09/30/14	09/30/13	Δ $	Δ%
Revenues	8,598	7,114	1,484	20.9%
Other income	10	13	(3)	-23.1%
Total Revenues & Other Income	8,608	7,127	1,481	20.8%
Employee benefit expenses and severance payments	(1,465)	(1,123)	(342)	30.5%
Interconnection costs and other telecommunication charges	(516)	(380)	(136)	35.8%
Fees for services, maintenance, materials and supplies	(883)	(663)	(220)	33.2%
Taxes and fees with the Regulatory Authority	(835)	(706)	(129)	18.3%
Commissions	(669)	(583)	(86)	14.8%
Cost of equipments and handsets	(1,226)	(881)	(345)	39.2%
Advertising	(171)	(166)	(5)	3.0%
Cost of Value Added Services	(273)	(202)	(71)	35.1%
Provisions	—	(128)	128	—
Bad debt expenses	(94)	(56)	(38)	67.9%
Other operating expenses	(409)	(309)	(100)	32.4%
Subtotal Operating costs	(6,541)	(5,197)	(1,344)	25.9%
Operating income before D&A	2,067	1,930	137	7.1%
D&A	(843)	(731)	(112)	15.3%
Results on disposal of PP&E and write-down of PP&E	1	4	(3)	—
Operating income	1,225	1,203	22	1.8%
Finance Income	246	394	(148)	-37.6%
Finance Expenses	(170)	(231)	61	-26.4%
Net income before income tax expense	1,301	1,366	(65)	-4.8%
Income tax expense	(453)	(480)	27	-5.6%
Net Income	848	886	(38)	-4.3%

Attributable to:
Telecom Argentina (Controlling Company)	839	870	(31)	-3.6%
Non-controlling interest	9	16	(7)	-43.8%

15	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 5, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman